Exhibit 99.1

ALTAGAS LTD. ANNOUNCES ELECTION OF DIRECTORS

Calgary, Alberta (May 2, 2019)

AltaGas Ltd. (“AltaGas”) (TSX:ALA) is pleased to announce the final director election results from its 2019 Annual and Special Meeting of Shareholders held on May 2, 2019 (the “Meeting”). All nominees recommended by management for election were elected for a term ending at the next annual meeting. The detailed results of the vote are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Catherine M. Best	89,425,511	88.02	12,173,132	11.98
Victoria A. Calvert	88,659,225	87.26	12,939,418	12.74
David W. Cornhill	95,876,654	94.37	5,721,989	5.63
Randall L. Crawford	98,146,741	96.60	3,451,902	3.40
Allan L. Edgeworth	87,594,368	86.22	14,004,275	13.78
Daryl H. Gilbert	81,405,996	80.13	20,192,647	19.87
Robert B. Hodgins	93,440,335	91.97	8,158,308	8.03
Cynthia Johnston	98,516,096	96.97	3,082,547	3.03
Pentti O. Karkkainen	99,221,737	97.66	2,376,906	2.34
Phillip R. Knoll	97,326,573	95.80	4,272,070	4.20
Terry D. McCallister	95,208,767	93.71	6,389,876	6.29

Details of voting results on all matters considered at the Meeting will be available in the report of voting results posted under AltaGas’ profile on SEDAR at www.sedar.com.

AltaGas would like to extend its sincere thanks and best wishes to Neil McCrank, who has retired from the Board of Directors. Mr. McCrank has been a valued director of AltaGas (and its predecessors) since 2007.

About AltaGas

AltaGas is an energy infrastructure company with a focus on regulated utilities, midstream, and power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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